SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Genesis Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

35702Q109

(CUSIP Number)

Robert T. Brooke
Chief Executive Officer
1601 North Sepulveda Boulevard, #632
Manhattan Beach, CA 90266
513-869-9793

copies to:

Gia C. Twine, Esq.
Law Office of Jennifer A. Post
340 North Camden Drive, Suite 302
Beverly Hills, CA 90210
818-612-6120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35702Q109	Page 2 of 6 Pages

1.	Names of reporting persons Robert T. Brooke
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 5,940,008
	8.	Shared voting power 0
	9.	Sole dispositive power 5,940,008
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,940,008
12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in row (11) 8.3%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 35702Q109	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Genesis Biopharma, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 1601 North Sepulveda Boulevard, #632, Manhattan Beach, CA 90266.

Item 2.	Identity and Background

(a)           Name: Robert T. Brooke (the “Reporting Person”)

(b)           Business address: 1601 North Sepulveda Boulevard, #632, Manhattan Beach, CA 90266

(c)           The Reporting Person is the President, the Chief Executive Officer and a director of the Issuer. The Issuer’s principal business is the development and commercialization of drugs and other clinical solutions for underserved diseases, including metastatic cancers and lethal infectious diseases, and its address is 1601 North Sepulveda Boulevard, #632, Manhattan Beach, CA 90266.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not, as a result of any such proceeding, subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds in the amount of $2,070.84 to purchase 414,167 shares of the Issuer’s Common Stock pursuant to a Stock Purchase Agreement dated March 14, 2010 between Ibrahim Abotaleb and the Reporting Person. On March 15, 2010, the Issuer effected a 24-to-1 forward stock split of its Common Stock, pursuant to which the Reporting Person’s shares of the Issuer’s stock were divided into 9,940,008 shares. On March 18, 2010, the Reporting Person made gifts of 2,000,000 shares each to two persons (see Item 5 below), resulting in the 5,940,008 shares currently owned by the Reporting Person and reported herein.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares reported herein and became a director and an officer of the Issuer in connection with the series of transactions described below in this Item 4.

On March 15, 2010, the Issuer (then named Freight Management Corp.) and Genesis Biopharma, Inc., a Nevada corporation and a newly formed merger subsidiary wholly owned by the Issuer (“Merger Sub”), consummated a merger transaction (the “Merger”) whereby Merger Sub merged into the Issuer, with the Issuer as the surviving corporation. The Issuer and Merger Sub filed Articles of Merger on March 15, 2010 with the Secretary of State of Nevada, along with the Agreement and Plan of Merger entered into by the two parties effective as of March 15, 2010 (the “Merger Agreement”). The Merger Agreement and the Articles of Merger provided for an amendment of the Issuer’s Articles of Incorporation, which changed the Issuer’s name to “Genesis Biopharma, Inc.” effective as of March 15, 2010.

CUSIP No. 35702Q109	Page 4 of 6 Pages

As a result of the Merger, the Issuer acquired all of the assets and contractual rights, and assumed all of the liabilities, of Merger Sub with respect to an Asset Purchase Agreement (the “Purchase Agreement”) entered into effective March 15, 2010 by the Issuer and Merger Sub with Hamilton Atlantic, a Cayman Islands company (“Hamilton”), and the other signatories thereto. Pursuant to the Purchase Agreement, Hamilton sold, and Merger Sub acquired, all of Hamilton’s rights, title and interest to certain assets related to the development and commercialization of biotechnology drugs, primarily anti-CD55 antibodies that could be developed and commercialized for the treatment of cancer (the “Anti-CD55 Antibody Program”), including certain patents, patent applications, materials, and know-how.

On March 15, 2010, after the effectiveness of the Merger, the Issuer entered into a Patent and Know How Licence (the “License Agreement”) with Cancer Research Technology Limited, a company registered in England and Wales (“CRT”). Pursuant to the License Agreement, CRT granted to the Issuer an exclusive, worldwide right and license in certain intellectual property related to a proprietary, therapeutic use of anti-CD55 antibodies, including rights to patents and patent applications related thereto, to research, develop, use, make, distribute, and sell products utilizing the licensed intellectual property.

In addition, effective March 15, 2010, the Issuer sold to accredited investors pursuant to subscription agreements, in a private placement offering, an aggregate of 12,799,968 shares (post-split) of its Common Stock, for an aggregate purchase price of $400,000.

As two of the Issuer’s directors have resigned effective March 29, 2010, the Reporting Person, as an executive officer and director of the Issuer, is considering appointing a new director to fill one of the vacancies. In his capacity as an executive officer and director of the Issuer, the Reporting Person also may actively pursue proposals that relate to or would result in any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           In the aggregate, the Reporting Person beneficially owns, as of March 18, 2010, 5,940,008 shares of the Issuer’s Common Stock, representing approximately 8.3% of such class of securities.  This percentage of beneficial ownership is based on a total of 71,860,008 shares of the Common Stock outstanding as of March 15, 2010.

(b)           The Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 5,940,008 shares of the Issuer’s Common Stock.

(c)           The information provided in Item 3 is incorporated herein by reference. The gifts referenced in Item 3 were made to Thomas V. Brooke and Ronald B. Sew Hoy. As the transactions were gifts from the Reporting Person, neither recipient paid a purchase price for the shares gifted. Other than the transactions described in Item 3, during the past sixty days, there have been no transactions in shares of the Common Stock of the Issuer by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereby.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as reported above in Items 3, 4 and 5(c), there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer. The information provided in Items 3, 4 and 5 is incorporated herein by reference.

CUSIP No. 35702Q109	Page 5 of 6 Pages

Item 7.	Material to be Filed as Exhibits

(1)	Stock Purchase Agreement between Ibrahim Abotaleb and Robert Brooke dated March 14, 2010*
(2)	Articles of Incorporation filed with the Nevada Secretary of State on September 17, 2007(1)
(3)	Certificate of Change filed with the Nevada Secretary of State on March 15, 2010(2)
(4)	Articles of Merger filed with the Nevada Secretary of State on March 15, 2010(3)
(5)	Agreement and Plan of Merger between Freight Management Corp. (renamed Genesis Biopharma, Inc.) and Genesis Biopharma, Inc. dated March 15, 2010(4)
(6)	Asset Purchase Agreement among Freight Management Corp. (renamed Genesis Biopharma, Inc.), Genesis Biopharma, Inc., Hamilton Atlantic and the other signatories thereto dated March 15, 2010(5)
(7)	Patent and Know How Licence between Cancer Research Technology Limited and Genesis Biopharma, Inc. (formerly Freight Management Corp.) dated March 15, 2010(6)
(8)	Form of Private Placement Subscription Agreement(7)

*	Filed herewith
(1)	Incorporated by reference to Exhibit 3.1 to the Issuer’s Registration Statement on Form SB-2 filed on January 29, 2008.
(2)	Incorporated by reference to Exhibit 3(i).2 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(3)	Incorporated by reference to Exhibit 3(i).3 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(4)	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(5)	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(6)	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.
(7)	Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 19, 2010.

 [signature page follows]

CUSIP No. 35702Q109	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 24, 2010

By:	/s/ Robert T. Brooke
Robert T. Brooke